Mail Stop 3010

February 18, 2010

<u>**Via U.S. Mail and Fax (714) 662-4412**</u>
Mr. Thomas J. Riha
Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

      RE: **WNC Housing Tax Credit Fund III, L.P.**
             Form 10-K for the period ended March 31, 2009
             Filed September 17, 2009
             File No. 0-21494

Dear Mr. Riha:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You disclose on page 13 that anticipated future and existing cash resources of the partnership are not sufficient to pay existing liabilities of the partnership. You also disclose that Associates has agreed to continue to provide advances sufficient enough to fund the operations and working capital requirements of the partnership through September 30, 2010. In light of Associate's commitment to fund operations and working

capital requirements of the partnership, tell us what consideration you gave to including Associates' balance sheet in your filing.

Exhibits 31.1 and 31.2

2.   We note that the certifications are not in the proper form. In particular, we note that you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. The required certifications must be in the exact form prescribed in Item 601(b)(31) of Regulation S-K. Accordingly please amend this filing as well as your Form 10-K for the year ended March 31, 2008, Form 10-Q for the quarter ended June 30, 2009, and Form 10-Q for the quarter ended September 30, 2009. See Question 246.13 of the Compliance and Disclosure Interpretations on Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for reference.

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As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3782 with any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant